                                                                CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933



                         For the month of January 2007




                                BANCOLOMBIA S.A.
                                ----------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   X                Form 40-F
                   ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                          No   X
             ---                         ---

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):  82-               .)
                                       ---------------
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).










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                                   SIGNATURE
                                   ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BANCOLOMBIA S.A.
                                             (Registrant)




Date: January 11, 2007          By  /s/  JAIME ALBERTO VELASQUEZ B.
                                    -------------------------------
                                Name:  Jaime Alberto Velasquez B.
                                Title: Vice President of Finance






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[Bancolombia LOGO]                                                         CIB
                                                                          LISTED
                                                                           NYSE
________________________________________________________________________________



           BANCOLOMBIA'S PRESIDENT AND VICE-PRESIDENT ARE REINSTATED


Medellin, Colombia,  January 11, 2006


As a consequence of the Attorney General's Office decision to revoke the order determining the house arrest of Mr. Jorge Londono Saldarriaga and Mr. Federico Ochoa Barrera, Mr. Londono and Mr. Ochoa informed to the Board of Directors their decision to terminate the temporary leave of absence that had been approved for the temporary suspension of their functions as President and Executive and Services Vice President of Bancolombia, S.A. ("Bancolombia"), respectively. The decision of the officers is based on the fact that the Attorney General's Office revocation of its previous order provides for their immediate and unconditional release and consequently they can resume their activities.

Simultaneously, the Board of Directors terminated the appointment of Mr. Jairo Burgos De La Espriella as acting President of Bancolombia for the duration of Mr. Londono's temporary leave of absence.






________________________________________________________________________________
Contacts
Sergio Restrepo        Jaime A. Velasquea     Mauricio Botero
Exectuive VP           Financial VP           IR Manager
Tel.: (574) 5108668    Tel.: (574) 5108666    Tel.: (574) 5108866